UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number 001-35884

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

  5 rue Guillaume Kroll
L-1882, Luxembourg
Tel: + 352 48 18 28 1

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the year ended December 31, 2014. The information in this report supplements information contained in our prospectus (Registration No. 333-190841) filed pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, for the year ended December 31, 2013 and the three months ended March 31, 2014, filed with the Securities and Exchange Commission on July 18, 2014.

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Operating and Financial Review and Prospects for the Years Ended December 31, 2014 and 2013.

Exhibit 99.2	Audited consolidated statements of financial position of Globant S.A. and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: March 12, 2015